Bionomics Limited

22 June 2004

04035215

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Per: Jill Mashado
Company Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

RECEIVED JUN 29 2004 181 WASH., D.C. SECTION PROCESSING

dlw 7/6

02-31662

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
22 June 2004

BIONOMICS STRENGTHENS LINKS WITH WEHI

APPOINTS DR IAN STREET CONSULTANT VP DRUG DISCOVERY

Bionomics (ASX:BNO, BNOOA, US OTC:BMICY) today announced the appointment of Dr Ian Street to the position of Consultant Vice President Drug Discovery. Dr Street, who is currently Head of the High Throughput Chemical Screening Facility and Deputy Director of the Cooperative Research Centre for Cellular Growth Factors at the Walter and Eliza Hall Institute (WEHI), will have responsibility for leading Bionomics' Central Nervous System (CNS) drug discovery program.

Dr Street's appointment follows the recently announced drug discovery collaboration between Bionomics and WEHI focused on Bionomics' proprietary ion channel targets and animal models, which form the basis of Bionomics' R&D Start Grant-funded drug discovery program.

"Dr Street brings to Bionomics an outstanding background in drug discovery and development," stated Dr Rathjen, CEO and Managing Director of Bionomics. "His expertise will help us build our drug discovery programs and rapidly transform hits emerging from our high-throughput screening into proprietary lead candidates to treat epilepsy and anxiety. We are thrilled to have Ian join the Bionomics team, and look forward to working with him as we continue to expand the capabilities of our Company," Dr Rathjen said.

Dr Street, a chemist who has established three high throughput screening laboratories and is one of Australia's leading experts in high throughput screening, will commence his appointment with Bionomics on 2 July 2004.

Dr Street completed his doctoral graduate degree at the University of British Columbia in Canada. From 2000 to 2001 he was Leader, Biomolecular Screening at Cerylid Biosciences, a spin-off from the Amrad Group in January 2000. From 1995 to 2000, Dr Street was Senior Principal Research Scientist at Amrad Discovery Technologies Pty Ltd. He was a key member of the scientific team that established Amrad Discovery Technologies, a natural products drug discovery company. Dr Street's responsibilities at Amrad encompassed establishing and leading the high throughput screening group, which over his five year tenure developed and executed 24 major screens. From 1990 to 1995, Dr Street was Senior Research Biochemist and Research Fellow at Merck Frosst Centre for Therapeutic Research in Quebec, Canada. Dr Street was responsible for developing and executing the first high throughput screening projects conducted within Merck Research Labs.

"I am excited by the opportunity at Bionomics and am very much looking forward to contributing to the Company's future success", said Dr Street. "Bionomics has made tremendous progress in its drug discovery program in the CNS therapeutic areas of epilepsy and anxiety. With its talented management team and dedicated employees, I believe that we can build a great future for Bionomics and create significant shareholder value as we discover new treatments for these serious medical conditions."

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in central nervous system disorders (CNS) and cancer. These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders, including anxiety.

For more information about Bionomics, visit www.bionomics.com.au

About Epilepsy

Epilepsy is second only to stroke as the most common neurological condition, affecting up to 3% of the population. A significant genetic contribution to the disease has been recognized. The global market for anti-epileptic drugs was estimated to be worth more than US$6 billion in 2003. Epilepsy affects over 7 million people in the seven major pharmaceutical markets. This market is poorly met by current treatments, with around 30% of epilepsy patients unable to obtain adequate seizure control. Epilepsy represents a disease area of high unmet medical need.

About Anxiety

Anxiety affects 9.7% of Australians (approximately 2 million people), and affects Australian women at a higher rate than Australian men. In the United States, which represents a large market for anxiolytic drugs, anxiety affects 19 million people. In both Australia and the United States, anxiety represents the most common mental illness in the population. The global market for drugs that treat anxiety was estimated at US$14.5 billion in 2003.

FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
BIONOMICS LIMITED
Ph: +61 8 8354 6101